EXHIBIT 99.1

Medicenna Therapeutics to Present at Upcoming September Investor Conferences

TORONTO and HOUSTON, Sept. 09, 2021 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that Dr. Fahar Merchant, President, CEO and Chairman of the Board of Medicenna, will be presenting at the following virtual investor conferences to take place in September, 2021.

Details are as follows:

H.C. Wainwright 23rd Annual Global Investment Conference
Format: On demand Presentation
Date: Beginning Monday, September 13, 2021
Time: 7:00 a.m. ET

Format: Panel Discussion - Engineered Cytokines: The Next Big Wave in Immuno-oncology
Date: Tuesday, September 14, 2021
Time: 1:30 – 3:00 p.m. ET

Oppenheimer Fall Healthcare Life Sciences & MedTech Summit
Format: Live Presentation
Date: Monday, September 20, 2021
Time: 3:45 – 4:25 p.m. ET

Cantor Virtual Global Healthcare Conference
Format: Live Presentation
Date: Thursday, September 30, 2021
Time: 8:00 – 8:30 a.m. ET

Webcast and replay information for these events, as applicable, will be available on the Investor Relations section of Medicenna's website at https://ir.medicenna.com/.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines for the treatment of a broad range of cancers. Medicenna's long-acting IL-2 Superkine asset, MDNA11, is a next-generation IL-2 with potentially superior CD122 binding without CD25 affinity thereby preferentially stimulating cancer killing effector T cells and NK cells unlike competing IL-2 programs. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to further enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's lead IL4 Empowered Superkine, MDNA55, has completed a Phase 2b clinical trial for rGBM, the most common and uniformly fatal form of brain cancer. MDNA55 has been studied in five clinical trials involving 132 subjects, including 112 adults with rGBM. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statement
This news release contains forward-looking statements under applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes", "seeks" and similar expressions. All statements other than statements of historical fact, included in this release, including the future plans and objectives of the Company, are forward-looking statements that are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form and Form 40-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com